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FORD REACHES AGREEMENT TO BUY KWIK-FIT


DEARBORN, Mich., April 12, 1999 - Ford Motor Company [NYSE: F] has announced it has reached agreement to acquire Kwik-Fit, Europe's largest independent vehicle fast-fit (maintenance and light repair) chain.

Kwik-Fit has more than 1,900 service points in the United Kingdom, Ireland and continental Europe trading primarily under the Kwik-Fit and Speedy brands, as well as mobile service, mobile tire replacement and car insurance operations.

"The acquisition of Kwik-Fit is an important step towards Ford's goal to become the world's leading consumer company that provides automotive products and services through world-class brands," said Jacques Nasser, Ford president and chief executive officer.

"Kwik-Fit is an outstanding company that has earned a leading position in the fast-fit market and created a successful customer formula - innovative high value services coupled with convenient locations and knowledge of the customer," said Nasser.

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"Kwik-Fit will provide Ford with an expanded capability to service customers owning competitive brands and, in many cases, older vehicles. It will allow us to interact with millions of customers we are not reaching today. In this way, the acquisition complements our primary effort with dealers to grow their share of the service business with newer vehicle owners."

The total consideration is approximately (pound)1 billion (equivalent to $1.6 billion) in cash.

"Since the first Kwik-Fit center was opened in Edinburgh in 1971, the Kwik-Fit group has become the largest provider of specialist automotive services in Europe," said Sir Tom Farmer, chairman and chief executive of Kwik-Fit. "It has been our aim to provide the motorist with services from the showroom to the scrap yard. Not only does this development take us a big step closer to achieving this, but it also provides us with a tremendous opportunity to complement Ford's global strategy and expand the Kwik-Fit brand as widely as possible."

This transaction is subject to regulatory approval and the necessary level of Kwik-Fit shareholder support. The directors of Kwik-Fit are unanimously recommending that all Kwik-Fit shareholders accept Ford's offer.

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Ford Motor Company is the world's second largest automaker. Its automotive brands include Aston Martin, Ford, Jaguar, Lincoln, Mazda, Mercury and Volvo. Its automotive-related services include Ford Credit, Quality Care, Hertz and Visteon Automotive Systems.



Global News and Information, Ford Motor Company, The American Road, Dearborn,
MI   48121

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